November 30, 2010

By EDGAR and Facsimile to (202) 772-9218

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attn:  Dennis C. Hult

RE:	IntriCon Corporation Form 10-K for the fiscal year ended December 31, 2009 File No. 1-05005

Dear Mr. Hult:

The Company hereby submits its responses to comments raised in the Staff’s letter, dated October 27, 2010 (the “Comment Letter”).  The responses set forth below are numbered and correspond to the comment numbers in the Comment Letter.

Form 10-K for the Year Ended December 31, 2009

Item 1.  Business, page 4

Regulation, page 8

1.

Please revise your future filings to further explain the need for any government approval of your principal products and the effects of existing or probable government regulations on your business.  For example, your future disclosure should address to the extent material:

	•	The effects of third-party reimbursement, such as under the Medicare and Medicaid programs for your medical products;

•

The effects of federal, state, or European regulations to which you are subject as a manufacturer of medical equipment, such as the U.S. Food and Drug Administration’s Good Manufacturing Practices under the Quality System Regulation or ISO quality system certifications; and

•

The effects of federal regulatory approval processes, such as the U.S. Food and Drug Administration’s 501k regulatory approval process or the European Union’s rules under the Medical Devices Directive on your products

RESPONSE:  The Company will include disclosure in its future filings disclosure explaining the need for any government approval of its principal products and the effects of existing or probable government regulations on its business, including any applicable examples.

U.S. Securities and Exchange Commission
November 29, 2010

Consolidated Statements of Operations, page 40

2.

We see disclosures in Note 3 that you present Datrix acquisition costs of $277 thousand in “other expenses, net” in this statement in 2009.  Please tell us the specific nature of such costs and tell us your consideration of how the guidance at FASB ASC 805 or other applicable U.S. GAAP supports your current classification of such costs in your statement of operations.  Specifically address why the costs are included as part of your 2009 non-operating loss rather than your operating loss.

RESPONSE:  The nature of the Datrix acquisition costs of $277 thousand include legal, investment banker, accounting and other professional service fees incurred to achieve the business combination.  Per FASB ASC 805-10-25-23, these costs are considered acquisition-related costs and should be “expensed in the periods in which the costs are incurred and the services are received.” We noted, however, the guidance in ASC 805-10-25 is silent as to the classification of acquisition costs as operating or non-operating losses in the statement of operations.  Further, the Company reviewed ASC 850-10-50-2(e) and (f) which states that “for transactions that are recognized separately from the acquisition of assets and assumptions of liabilities in the business combination, all of the following: 1. A description of each transaction, 2. How the acquirer accounted for each transaction, 3. The amounts recognized for each transaction and the line item in the financial statements in which each amount is recognized and 4. If the transaction is the effective settlement of a preexisting relationship, the method used to determine the settlement amount.”  Further per 2(f) “the disclosure of separately recognized transactions required in (e) shall include the amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the income statement in which those expenses are recognized.” Therefore, based on paragraphs 50-2(e) and 2(f) of ASC 805-10, and with respect to materiality, the Company properly disclosed a description of the transaction, the amounts, and the line in the financial statements the acquisition-related costs were recognized.  The Company also noted that revised treatment of acquisition cost was effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  As a result of the changes in treatment of acquisition costs, and the lack of specific guidance in ASC 805-10, the Company also researched other Company filings for example treatment of classification of acquisition costs.  We found that other companies similarly classified acquisition related costs as a non-operating loss and not a part of operating income/loss and, therefore, the Company believes the classification is appropriate.

U.S. Securities and Exchange Commission
November 29, 2010

Item 9B. Other Information, page 69

3.	Please tell us why you believe your disclosure in this section addresses the requirements contained in Item 9B of Form 10-K.

RESPONSE:  The cross reference in Item 9B should have been to Exhibit 10.7 – Summary sheet for executive officer compensation.  The Company will ensure that the proper cross-reference is made in future filings.

Item 11. Executive Compensation, page 70

4.

Please tell us why the option awards for Messrs. Giordano and Masucci are different from the option award for Mr. Seamon in the director compensation table on page 8 of your definitive proxy statement, which has been incorporated by reference, given your disclosure on page 9 of the definitive proxy statement that each of Messrs. Giordano, Masucci, and Seamon was granted an option to purchase 10,000 common shares at an exercise price of $3.03 per share.

RESPONSE: The disclosure of amounts under the “Options Awards” column in the director compensation table should have read as follows:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Nicholas A. Giordano	39,600	—	14,759	—	54,359
Robert N. Masucci	32,100	—	14,759	—	46,859
Michael J. McKenna	53,350(3)	—	17,711	—	71,061
Philip N. Seamon	30,300	—	14,759	—	45,059

The Company will ensure that the correct amounts are reported in future filings.

U.S. Securities and Exchange Commission
November 29, 2010

5.

We note your disclosure in the last sentence of “Annual Cash Incentive Compensation” on page 17 of your definitive proxy statement, which has been incorporated by reference that you achieved from 80% to 150% of targeted net income so that your named executive officers were eligible to receive incentive compensation ranging from 20% to 50% of their 2009 salary.  Please tell us how this disclosure is consistent with your disclosure in “Annual Cash Incentive Compensation” on page 20 and in the “Summary Compensation Table” on page 22 that minimum targets had not been met and no bonuses were awarded in 2009.

RESPONSE:  The disclosure on page 17 was intended to describe the range of bonuses that executive officers would be entitled to receive under the plan if various target levels had been achieved.  In fact, the minimum target was not achieved and no bonuses were paid for 2009.  The Company will revise its future disclosures to eliminate any confusion on this point.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

	•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions, please call me at (651) 604-9526.

Sincerely,

/s/ Scott Longval

Scott Longval Chief Financial Officer

cc:	Nicholas A. Giordano, Audit Committee Chairman Mark S. Gorder, CEO Francis E. Dehel, Esquire Peter Keller, CPA